SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(AMENDMENT NO. 1)*

Catalyst Semiconductor, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

148881-10-5

(CUSIP Number)

Roland Duchâtelet
Elex n.v.
Transportstraat 1
B-3980 Tessenderlo
Belgium

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elex n.v.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 4,000,000

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Percent of class represented by amount in row (11) 23.5% (based upon 18,002,007 shares outstanding as of April 25, 2002)

14	TYPE OF REPORTING PERSON* CO

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stichting Administratiekantoor XPEQT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed. See Row (11) Below

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER Disclaimed. See Row (11) Below

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares owned by Elex n.v. is disclaimed by Stichting Administratiekantoor XPEQT

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Disclaimed. See Row (11) Above

14	TYPE OF REPORTING PERSON* CO

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Roland Duchâtelet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,076 shares.

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 52,076 shares.

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Duchâtelet is a member of the Board of Directors of Catalyst Semiconductor, Inc. (the “Issuer”) and beneficially owns 52,076 options to purchase shares of common stock of Issuer granted to him (subject to certain conditions) in connection with his position as a board member. Mr. Duchâtelet disclaims beneficial ownership of all shares owned by Elex n.v.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Percent of class represented by amount in Row (11) is 0% based upon 18,002,007 shares outstanding as of April 25, 2002. See Row (11) above for further information.

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Rudi De Winter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed. See Row (11) Below

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER Disclaimed. See Row (11) Below

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares is disclaimed by Rudi De Winter

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Disclaimed. See Row (11) Above

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Francoise Chombar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed. See Row (11) Below

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER Disclaimed. See Row (11) Below

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares is disclaimed by Francoise Chombar

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Disclaimed. See Row (11) Above

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 7 of 18 Pages

Item 1 — Security and Issuer

This statement relates to the Common Stock, no par value (the “Common Stock”), of Catalyst Semiconductor, Inc., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 1250 Borregas Avenue, Sunnyvale, California 94089.

Item 2 — Identity and Background

This statement is being filed by Elex n.v., organized under the laws of the country of Belgium (“Elex”), Stichting Administratiekantoor XPEQT, organized under the laws of the country of the Netherlands (“XPEQT”), Mr. Roland Duchâtelet, Mr. Rudi De Winter and Mrs. Francoise Chombar (each a “Reporting Person,” and collectively the “Reporting Persons”). Each of the Reporting Persons agrees that this Schedule 13D is being filed of behalf of each of them. Elex n.v. conducts its principal business operations in Tessenderlo, Belgium, at Transportstraat 1, B-3980 Tessenderlo, Belgium. XPEQT conducts its principal business operations in Utrecht, Netherlands, at Fregatstraat 99, 3534RC Utrecht, Netherlands. Mr. Duchâtelet’s address is Eduard Vansteenbergenlaan 52, 2100 Deurne, Belgium. Mr. De Winter’s address is Corbiestraat 9, 3550 Heusden-Zolder, Belgium. Mrs. Chombar’s address is Corbiestraat 9, 3550 Heusden-Zolder, Belgium.

The names, business addresses, present principal occupations and citizenship of the directors and executive officers of Elex and XPEQT are set forth in the attached Appendix I, which is incorporated by reference.

Elex is a holding company and a wholly-owned subsidiary of XPEQT. Its main activities are providing (a) financial services for all companies held by Elex (the “Elex Group”), and (b) development services for Melexis n.v., the primary operating company held by Elex which is listed on EASDAQ. The Elex Group develops, manufactures, markets, licenses, and supports a wide range of integrated circuit products.

XPEQT is a holding Company and is wholly owned by Mr. Roland Duchâtelet and Mr. Rudi De Winter with each owning 60% and 40% of XPEQT, respectively. Its only activities are the administration of its Elex shares. XPEQT is a party to this filing solely because Elex is a wholly-owned subsidiary of XPEQT.

Mr. Roland Duchâtelet and Mr. Rudi De Winter are parties to this filing solely because they hold a controlling interest in XPEQT. Mrs. Chombar is a party to this filing solely because she is a director of XPEQT. Mr. Roland Duchâtelet is a member of the Board of Directors of Issuer.

During the last five years neither any Reporting Person nor, to the knowledge of the applicable Reporting Person, any director or officer of any Reporting Person, has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 — Source and Amount of Funds or Other Consideration

On April 25, 2002, Elex completed the sale of a total of 1,500,000 shares of the Issuer’s Common Stock (the “Repurchased Shares”) to the Issuer in a private transaction for a price of $3.1255 per share or an aggregate purchase price of $4,688,250. The sale was effectuated pursuant to a Stock Transfer Agreement dated April 19, 2002 (the “Agreement”) between Elex and the Issuer. The price for the Repurchased Shares was determined at a 5% discount to the closing price of the Issuer’s Common Stock on April 19, 2002.

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 8 of 18 Pages

On September 21, 1998, Elex purchased a total of 4,000,000 shares of Issuer’s Common Stock from Issuer for a price of $0.25 per share or $1,000,000.00 in the aggregate as previously reported on the Schedule 13D filed on November 24, 1998. Elex had also previously purchased 1,500,000 shares of Common Stock from Issuer in exchange for $1.00 per share on May 26, 1998 as reported on a Schedule 13G filed on August 5, 1998, such shares together with the September 1998 shares are collectively the “Original Shares.”

Item 4 — Purpose of Transaction

The Original Shares were acquired by the Reporting Persons for investment purposes and the disposition of the Repurchased Shares by the Reporting Persons was made in order to obtain additional working capital to fund the operations of the Elex Group. The Reporting Persons will continually evaluate the business, financial condition, and prospects of the Issuer, market price of the Common Stock, alternative investments, and conditions in the economy and the Issuer’s industry for the purpose of determining whether further investments or sales in the Issuer’s Common Stock will be made. Based upon this evaluation, and subject to the terms and conditions set forth in the Standstill Agreement referenced in Item 5 below, the Reporting Persons may from time to time after the date of this Schedule 13D purchase or sell additional shares of Common Stock on the open market, subject to registration, or in privately negotiated transactions.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the following actions:

     (a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  Any material change in the present capitalization or dividend policy of the Issuer;

     (f)  Any other material change in the Issuer’s business or corporate structure;

     (g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 9 of 18 Pages

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5 — Interest in Securities of the Issuer

Following the sale of the Repurchased Shares to the Issuer referenced in Item 3 above, Elex owned 4,000,000 shares of Issuer’s Common Stock representing approximately 23.5% of Issuer’s outstanding Common Stock (based upon 18,002,007 shares outstanding as of April 25, 2002).

On April 19, 2002, Elex and Issuer entered into the Agreement under which Elex agreed to sell 1,500,000 shares of Common Stock of the Issuer to the Issuer in a private transaction at $3.1255 per share for an aggregate purchase price of $4,688,250. As reported in Item 3 above, Elex purchased the Original Shares in two transactions in May and September of 1998 and such purchases were reported on a Schedule 13G filed August 5, 1998 and a Schedule 13D filed on November 24, 1998, respectively. Elex has sole voting and dispositive power over all of the remaining Original Shares. However, under the terms of an Amended and Restated Standstill Agreement dated as of September 14, 1998 (the “Standstill Agreement”) between Issuer and Elex, Elex agreed not to: (a) acquire additional shares of Common Stock; (b) deposit its shares of Common Stock in a voting trust or subject such shares to a voting agreement; (c) act to seek to control the management, Board of Directors or policies of the Company; (d) solicit proxies with respect to or seek to influence the voting of Issuer’s outstanding Common Stock; or (e) join or form a group to accomplish any of the foregoing. Further, Elex agreed to not sell, assign or transfer more than 100,000 shares of Common Stock to any purchaser unless such purchaser becomes a party to the Standstill Agreement. In addition, Elex will vote its shares for proxies solicited by the Company and for nominees for directors designated by the Company.

Mr. Duchâtelet is a member of the Board of Directors of the Issuer and beneficially owns 52,076 options to purchase shares of common stock of the Issuer granted to him (subject to certain conditions) in connection with his position as a board member. Mr. Duchâtelet disclaims beneficial ownership of all shares owned by Elex n.v.

Except as set forth above, no Reporting Person has been a party to any transaction in the Common Stock, other than the Agreement, in the last 60 days. Each Reporting Person knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Repurchased Shares or the remaining Original Shares held by Elex.

Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 19, 2002, Elex and Issuer entered into the Agreement whereby Elex agreed to sell 1,500,000 shares of Issuer’s Common Stock to the Issuer in a private transaction for an aggregate purchase price of $4,688,250. The sale of the Repurchased Shares closed on April 25, 2002. The remaining Original Shares not being sold by Elex to the Issuer under the terms of the Agreement are subject to the terms and conditions of the Standstill Agreement referenced in Item 5 above.

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 10 of 18 Pages

Item 7 — Material to be Filed as Exhibits

Exhibit	Description

1	Stock Transfer Agreement dated as of April 19, 2002 between Issuer and Elex.

2	Amended and Restated Standstill Agreement dated as of September 14, 1998 between Issuer and Elex.*

*	Incorporated by reference to the Schedule 13D filed by the Elex Group on November 28, 1998.

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 11 of 18 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2002	ELEX N.V.

	By:	/s/ Roland Duchâtelet

Roland Duchâtelet Chairman of the Board

Date: May 12, 2002	STICHTING ADMINISTRATIEKANTOOR XPEQT

	By:	/s/ Roland Duchâtelet

Roland Duchâtelet Chairman of the Board

Date: May 12, 2002	/s/ Roland Duchâtelet

Roland Duchâtelet

Date: May 12, 2002	/s/ Rudi De Winter

Rudi De Winter

Date: May 12, 2002	/s/ Francoise Chombar

Francoise Chombar

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 12 of 18 Pages

APPENDIX I TO SCHEDULE 13D

ELEX N.V.

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, business addresses and present principal occupation or employment and citizenship of each executive officer and director of Elex n.v.:

Name and Address of
Executive Officers	Present and Principal Occupation	Citizenship

Roland Duchâtelet Transportstraat 1 B-3980 Tessenderlo Belgium	Chairman of the Board of Elex n.v. and Chairman of the Board of Melexis n.v	Belgium

Rudi De Winter Transportstraat 1 B-3980 Tessenderlo Belgium	Executive Director of Elex n.v.; Executive Director and Chief Executive Officer of Melexis n.v.; Director of SM2E S.A. and Stichting Administratiekantoor XPEQT	Belgium

Karen van Griensven Transportstraat 1 B-3980 Tessenderlo Belgium	Chief Financial Officer of Elex n.v. and of Melexis n.v	Belgium

Name and Address of Directors (who are not also Executive Officers)	Present and Principal Occupation	Citizenship

Francoise Chombar Transportstraat 1 B-3980 Tessenderlo Belgium	Director of Elex n.v	Belgium

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 13 of 18 Pages

STICHTING ADMINISTRATIEKANTOOR XPEQT

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, business addresses and present principal occupation or employment and citizenship of each executive officer and director of Elex n.v.:

Name and Address of
Executive Officers	Present and Principal Occupation	Citizenship

Rudi De Winter Transportstraat 1 B-3980 Tessenderlo Belgium	Executive Director of Elex n.v.; Executive Director and Chief Executive Officer of Melexis n.v.; Director of SM2E S.A. and Stichting Administratiekantoor XPEQT	Belgium

Roland Duchâtelet Transportstraat 1 B-3980 Tessenderlo Belgium	Chairman of the Board of Elex n.v. and Chairman of the Board of Melexis n.v	Belgium

Francoise Chombar Transportstraat 1 B-3980 Tessenderlo Belgium	Director of Stichting Administratiekantoor XPEQT, EPIQ n.v., XPEQTn.v., SM2E S.A. and Melexis n.v	Belgium

Name and Address of Directors (who are not also Executive Officers)	Present and Principal Occupation	Citizenship

None

CUSIP No. 14888-10-5	SCHEDULE 13D	Page 14 of 18 Pages

EXHIBIT INDEX TO SCHEDULE 13D

EXHIBIT	DESCRIPTION

1	Stock Transfer Agreement dated as of April 19, 2002 between Issuer and Elex.

2	Amended and Restated Standstill Agreement dated as of September 14, 1998 between Issuer and Elex.*

*	Incorporated by reference to the Schedule 13D filed by the Elex Group on November 28, 1998.

Exhibit 1

STOCK TRANSFER AGREEMENT

     This Stock Transfer Agreement (the “Agreement”) is made and entered into as of April 19, 2002, by and between Elex n.v., a Belgian corporation (“Transferor”) and Catalyst Semiconductor, Inc., a Delaware corporation (“Transferee”).

AGREEMENT

     The parties hereby agree as follows:

     1. Transfer and Sale. Subject to the terms and conditions of this Agreement, Transferor agrees to transfer and sell 1,500,000 shares of Common Stock of Transferee standing in Transferor’s name on Transferee’s books and represented by Certificate No(s). FBU 1598 (the “Shares”) to Transferee, and Transferee agrees to purchase the Shares from Transferor, as of the Closing Date (as defined below), at a purchase price of US $3.1255 per share.

     2. Closing. The transfer and sale of the Shares pursuant to this Agreement shall occur simultaneously with the execution of this Agreement by the parties or as soon thereafter as possible (the “Closing Date”). On the Closing Date, Transferor shall deliver to Transferee the original certificate or certificates representing the Shares, registered in the name of Transferor, duly endorsed by Transferor for transfer to Transferee or accompanied by an Assignment Separate from Certificate in the form attached to this Agreement as Exhibit A executed by Transferor in favor of Transferee (and guaranteed by bank or gold medallion signature or such other method as is required by Transferee’s transfer agent in order to facilitate the transfer of the Shares) against payment of the aggregate purchase price for the Shares of $4,688,250, which shall be paid by wire transfer to an account designated by Transferor.

     3. Representations and Warranties of Transferor. In connection with the transfer of the Shares to Transferee, Transferor hereby represents and warrants that:

(a) Transferor is the sole beneficial owner of the Shares;

(b) Transferor owns the Shares free and clear of any liens or encumbrances (other than restrictions on transfer under applicable state and federal laws and any restrictions under the Original Agreements (as defined below));

(c) Transferor has good and marketable title to the Shares and the right and authority to sell the Shares to the Transferee pursuant to this Agreement and without any third party consent;

(d) All corporate action on the part of Transferor necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Transferor hereunder, including delivery of the Shares, and this Agreement when executed by Mr. Duchâtelet on behalf of Transferor, shall constitute valid and legally binding obligations of Transferor, enforceable against Transferor in accordance the terms of this Agreement;

(e) Transferor has complied and shall continue to comply with all of its obligations contained in the Original Agreements; and

(f) Transferor will cooperate with Transferee in the completion and filing of all applicable filings which may be required to be made with the Securities and Exchange Commission in connection with this transaction pursuant to the Exchange Act of 1934, as amended.

     4. Remaining Shares. The transfer and sale of the Shares by Transferor to Transferee pursuant to the terms of this Agreement shall in no way alter any of Transferor’s obligations which are set forth in (i) the Common Stock Purchase Agreement dated as of May 3, 1998 entered into by and between Transferor and Transferee; (ii) the Common Stock Purchase Agreement dated as of September 14, 1998 entered into by and between Transferor and Transferee; and (iii) the Amended and Restated Standstill Agreement by and between Transferor and Transferee dated as of September 14, 1998 (collectively, the “Original Agreements”) including without limitation, with respect to any of the remaining four million (4,000,000) shares of Transferee’s Common Stock which were purchased by Transferor pursuant to the Original Agreements and which continue to be held by Transferor and any shares of Transferee’s Common Stock that are purchased on and after the Closing Date in accordance with the Original Agreements (the “Standstill Shares”). Further, in no way shall Transferee’s execution of this Agreement constitute a waiver by Transferee with respect to any rights it may have with respect to the Standstill Shares pursuant to the Original Agreements.

     5. Miscellaneous.

          (a) Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

          (b) Entire Agreement; Amendment. Except as expressly set forth herein, this Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement.

          (c) Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered personally or sent by fax (as evidenced by sender’s confirmation receipt) or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party’s address as set forth below or as subsequently modified by written notice.

          (d) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     The parties have executed this Stock Transfer Agreement as of the date first set forth above.

ELEX N.V.

/s/ Roland Duchâtelet By: Roland Duchâtelet Its: Chairman of the Board

CATALYST SEMICONDUCTOR, INC.

/s/ Radu M. Vanco By: Radu M. Vanco Its: President and Chief Executive Officer

SIGNATURE PAGE TO STOCK TRANSFER AGREEMENT

EXHIBIT A

ASSIGNMENT SEPARATE FROM CERTIFICATE

     FOR VALUE RECEIVED and pursuant to that certain Stock Transfer Agreement by and between the undersigned (“Transferor”) and Catalyst Semiconductor, Inc. (the “Company”) dated April 19, 2002 (the “Agreement”), Transferor hereby sells, assigns and transfers unto the Company 1,500,000 shares of the Common Stock of the Company standing in Transferor’s name on the Company’s books and represented by Certificate No(s). FBU 1598, and does hereby irrevocably constitute and appoint EquiServe Trust Company N.A. to transfer said stock on the books of the Company with full power of substitution in the premises.

Dated:

Signature:

ELEX N.V.

By: Roland Duchâtelet Its: Chairman of the Board

SIGNATURE PAGE TO AMENDED AND RESTATED STANDSTILL AGREEMENT